March 8, 2007

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (858) 794-1450</u>

Martin G. Wotton
President
visionGATEWAY, Inc.
12707 High Bluff Drive
Suite 200
San Diego, CA 92130

Re: **visionGATEWAY, Inc.**
        Form 10-KSB for the year ended April 30, 2006
        Filed September 15, 2006
        Response letter dated February 2, 2007
        Response letter dated February 27, 2007
        File No. 0-30499

Dear Mr. Wotton:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Daniel L. Gordon
                      Branch Chief